UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May 2007

Commission File Number 001-16429

ABB Ltd

(Translation of registrant’s name into English)

P.O. Box 1831, Affolternstrasse 44, CH-8050, Zurich, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):     ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indication by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):     ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-          .

This Form 6-K consists of the following:

1.               Press release issued by ABB Ltd dated May 10, 2007.

For your business and technology editors

Dinesh Paliwal to leave ABB

Joins Harman International Industries to become chief executive officer

Zurich, Switzerland, May 10, 2007 – ABB today announced that Dinesh Paliwal, President, Global Markets and Technology and a member of the Group Executive Committee, will leave ABB at the end of June to become chief executive of U.S.-based Harman International Industries.

“Dinesh Paliwal had an outstanding and long global career within ABB and he made very strong contributions as a key member of the top management team to move ABB forward,” said ABB President and CEO Fred Kindle.

“The Executive Committee and his ABB colleagues regret his departure and we will miss Dinesh’s energy and professionalism and wish him well in his new role,” Kindle added.

In 1985, Paliwal, an Indian and U.S. citizen, joined AccuRay Corporation as a systems engineer and project manager. This company was later acquired by ABB. As his career progressed, he has held a wide variety of roles and responsibilities which span ABB’s businesses and regions.

Since 2001, Paliwal has been a member of the Executive Committee, where he was at first responsible for the Automation Technologies division and since 2006 has served as President, Global Markets and Technology.

In 2004, Paliwal assumed additional responsibility as Chairman and CEO of ABB in North America.  He also held the chairmanship of Lummus Global since 2006 and ABB India, since 2004.

ABB has initiated a search and will announce his succession in due course.

ABB (www.abb.com) is a leader in power and automation technologies that enable utility and industry customers to improve their performance while lowering environmental impact. The ABB Group of companies operates in around 100 countries and employs about 109,000 people.

For more information please contact:

Media Relations:		Investor Relations:
ABB Corporate Communications, Zurich
Thomas Schmidt, Wolfram Eberhardt		Switzerland:	Tel. +41 43 317 7111
Tel:	+41 43 317 6568	Sweden:	Tel. +46 21 325 719
Fax:	+41 43 317 7958	USA:	Tel. + 1 203 750 7743
media.relations@ch.abb.com		investor.relations@ch.abb.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABB LTD

Date: May 10, 2007	By:	/s/ HANS ENHOERNING
	Name:	Hans Enhoerning
	Title:	Group Vice President and Assistant General Counsel

	By:	/s/ RICHARD A. BROWN
	Name:	Richard A. Brown
	Title:	Group Vice President and
Assistant General Counsel